U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2009
Commission File Number 333-105024

CASCADES INC.
404 Marie-Victorin Blvd.
Kingsey Falls, Quebec
Canada J0A 1B0
(Address of registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ☐     Form 40-F     ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐     No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                                                                    .

     This Report of Foreign Private Issuer on Form 6-K is being furnished to the Securities and Exchange Commission by Cascades Inc. (the “Company”) for the purpose of providing the press release issued by the Company on December 17, 2009, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Exhibit Number	Document
99.1	Press Release

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES INC.
By:	/S/ Robert F. Hall
	Name:	Robert F. Hall
	Title:	Vice President, Legal Affairs and Corporate Secretary

Date: December 17, 2009

Exhibit Index

Exhibit Number	Document
99.1	Press Release